Exhibit 99.1

New Frontier Health Corporation Receives Notification from NYSE Regarding Delayed Filing of Semi-Annual Financial Information for the Half Year Ended June 30, 2021

BEIJING, China, January 11, 2022 — New Frontier Health Corporation (NYSE: NFH) (“NFH” or the “Company”), the operator of the premium healthcare services provider United Family Healthcare, today reported that, on January 4, 2022, the Company received a notice from the New York Stock Exchange (the “NYSE”) Regulation stating that it is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual (the “Continued Listing Criteria”) as a result of the Company’s failure to timely file its semi-annual financial information for the half year ended June 30, 2021 on a Current Report on Form 6-K (the “1H 2021 6-K”) with the SEC.

The NYSE informed the Company that, under the NYSE’s rules, the Company has six months from December 31, 2021 to file the 1H 2021 6-K with the SEC (the “Automatic Cure Period”). If the Company fails to file the 1H 2021 6-K within the Automatic Cure Period, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances (the “Additional Cure Period”), as outlined in the Continued Listing Criteria. If the NYSE determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual. If the NYSE determines that an Additional Cure Period is appropriate and the Company fails to file the 1H 2021 6-K by the end of that period, suspension and delisting procedures will generally commence. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to the Company to complete the filing of the 1H 2021 6-K, if circumstances warrant.

The Company has not yet filed the 1H 2021 6-K with the SEC because it has focused its resources on its previously announced going private transaction (the “Privatization”), which is expected to close during the first quarter of 2022. If consummated, the Privatization would result in the Company becoming a privately held company and its ordinary shares and warrants would no longer be listed on the NYSE. If the Company completes the Privatization before the end of the Automatic Cure Period (or Additional Cure Period, if applicable), the Company does not intend to file the 1H 2021 6-K since its securities will no longer be listed on the NYSE.

About New Frontier Health Corporation

New Frontier Health Corporation is the operator of United Family Healthcare (“UFH”), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, the ability of NFH to file the 1H 2021 6-K, the possibility that the Privatization will not occur as planned if events arise that result in the termination of the merger agreement providing for the Privatization, if the expected financing for the Privatization is not available for any reason, or if one or more of the various closing conditions to the Privatization are not satisfied or waived, and other risks and uncertainties regarding the Privatization, as discussed in the Schedule 13E-3 transaction statement, originally filed with the SEC on October 5, 2021, as amended. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investors
Arthur, Yue Chen
Tel: +86-150-0500-3258
Email: arthur@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn